UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75370 / July 7, 2015

Admin. Proc. File No. 3-16521

In the Matter of

CEDAR CREEK MINES LTD.,
GENERAL KINETICS INCORPORATED,
PRODIGITAL FILM STUDIOS, INC. (a/k/a
PRODIGITAL FILM LABS, INC.),
PYROCAP INTERNATIONAL CORPORATION,
SENDTEC, INC., and
SPECIALIZED SERVICES, INC. (n/k/a
EXERGETIC ENERGY, INC.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

　　　　The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Cedar Creek Mines Ltd. , General Kinetics
Incorporated, ProDigital Film Studios, Inc. (a/k/a ProDigital Film Labs, Inc.), Pyrocap
International Corporation, SendTec, Inc., or Specialized Services, Inc. (n/k/a Exergetic Energy,
Inc.), and the Commission has not chosen to review the decision on its own initiative.

　　　　Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice, [1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Cedar Creek Mines Ltd., General Kinetics
Incorporated, ProDigital Film Studios, Inc. (a/k/a ProDigital Film Labs, Inc.), Pyrocap
International Corporation, SendTec, Inc., and Specialized Services, Inc. (n/k/a Exergetic Energy,
Inc.). [2] The order contained in that decision is hereby declared effective. The initial decision

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[1]　　17 C.F.R. § 201.360(d).

[2]　　*Cedar Creek Mines Ltd. , General Kinetics Inc., ProDigital Film Studios, Inc. (a/k/a
ProDigital Film Labs, Inc.), Pyrocap Int'l Corp., SendTec, Inc., and Specialized Servs., Inc.
(n/k/a Exergetic Energy, Inc.),* Initial Decision Release No. 797 (May 22, 2015), 111 SEC
Docket 11, 2015 WL 2444545. The stock symbols and Central Index Key numbers are: CEDA
and 1445196 for Cedar Creek Mines, Ltd.; GKIN and 40675 for General Kinetics Incorporated;
PRGT and 1126318 for ProDigital Film Studios, Inc. (a/k/a ProDigital Film Labs, Inc.); PYOC
and 861631 for Pyrocap International Corporation; SNDN and 1296001 for SendTec, Inc.; and
XNGR and 1123846 for Specialized Services, Inc. (n/k/a Exergetic Energy, Inc.).

ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of the registered securities of Cedar Creek Mines Ltd. , General Kinetics Incorporated, ProDigital Film Studios, Inc. (a/k/a ProDigital Film Labs, Inc.), Pyrocap International Corporation, SendTec, Inc., and Specialized Services, Inc. (n/k/a Exergetic Energy, Inc.), are revoked.

       For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 797
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16521

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
CEDAR CREEK MINES LTD.,	:	INITIAL DECISION
GENERAL KINETICS INCORPORATED,	:	MAKING FINDINGS
PRODIGITAL FILM STUDIOS, INC. (a/k/a PRODIGITAL	:	AND REVOKING
FILM LABS, INC.),	:	REGISTRATIONS
PYROCAP INTERNATIONAL CORPORATION,	:	BY DEFAULT
SENDTEC, INC., and	:	May 22, 2015
SPECIALIZED SERVICES, INC. (n/k/a	:	
EXERGETIC ENERGY, INC.)	:	

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Cedar Creek Mines Ltd. (CEDA), General Kinetics Incorporated (GKIN), ProDigital Film Studios, Inc. (a/k/a ProDigital Film Labs, Inc.) (PRGT), Pyrocap International Corporation (PYOC), SendTec, Inc. (SNDN), and Specialized Services, Inc. (n/k/a Exergetic Energy, Inc.) (XNGR), (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on April 30, 2015, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each

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[1] The short form of each issuer's name is also its stock symbol.

was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by May 7, 2015.[2] To date, none has filed an Answer to the OIP, due ten days after service. *See* OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. *See* OIP at 3-4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

CEDA (CIK No. 1445196)[3] is a Delaware corporation located in Burnaby, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CEDA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2011, which reported a net loss of $87,639 for the prior nine months. As of April 27, 2015, the common stock of CEDA was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets") (OTC Link), had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

GKIN (CIK No. 40675) is a purged Virginia corporation located in Johnstown, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GKIN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2005, which reported a net loss of $267,800 for the prior six months. On February 9, 2007, GKIN filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Pennsylvania, which was closed on December 29, 2008. As of April 27, 2015, the common stock of GKIN was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PRGT (CIK No. 1126318) is a permanently revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PRGT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB[4] for the period ended June 30, 2005, which reported a net loss of $145,012 for the prior year. As of April 27, 2015, the common stock of PRGT was

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[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. *See Smaller Reporting Company Regulatory Relief and Simplification*, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PYOC (CIK No. 861631) is a purged Virginia corporation located in Woodbridge, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PYOC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 1996, which reported a net loss of $537,904 for the prior nine months. As of April 27, 2015, the common stock of PYOC was traded on the over-the-counter markets.

SNDN (CIK No. 1296001) is a forfeited Delaware corporation located in St. Petersburg, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SNDN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008. On June 15, 2009, SNDN filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Florida, which was still pending as of January 7, 2015. As of April 27, 2015, the common stock of SNDN was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

XNGR (CIK No. 1123846) is a dissolved Michigan corporation located in Detroit, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). XNGR is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $583,421 for the prior nine months. As of April 27, 2015, the common stock of XNGR was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in *Gateway International Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Eagletech*

Commc'ns, Inc., Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j) :

the REGISTRATION of the registered securities of Cedar Creek Mines Ltd. is REVOKED;

the REGISTRATION of the registered securities of General Kinetics Incorporated is REVOKED;

the REGISTRATION of the registered securities of ProDigital Film Studios, Inc. (a/k/a ProDigital Film Labs, Inc.), is REVOKED;

the REGISTRATION of the registered securities of Pyrocap International Corporation is REVOKED;

the REGISTRATION of the registered securities of SendTec, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Specialized Services, Inc. (n/k/a Exergetic Energy, Inc.) is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[5]


_____

Carol Fox Foelak
Administrative Law Judge


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[5] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). *See Alchemy Ventures, Inc.*, Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13-14 & n.28 (Oct. 17, 2013); *see also David Mura*, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014).